December 17, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blue Technology Finance Corp. II – Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-282954)
Dear Ms. Dubey:
On behalf of Blue Owl Technology Finance Corp. II (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on December 16, 2024, regarding amendment no. 1 to the Company’s registration statement on Form N-14 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on December 13, 2024. Each of the Staff’s comments is set forth below and followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response will be set forth in the Company’s definitive prospectus to be filed pursuant to Rule 424(b)(3).
Legal
1.    Comment: On the cover page of the Prospectus, please disclose the sentence required by Item 1(b)(4) of Form N-14.
Response: The Company has included the following disclosure on the cover page of the Prospectus:
This prospectus sets forth concisely the information about the Company that a prospective investor ought to know before investing, and it should be retained for future reference. Additional information about the Company, including the Form 10-K, Forms 10-Q, and Forms 8-K which have been incorporated by reference herein, has been filed with the SEC and is available on the SEC’s website (www.sec.gov) without charge.
The remaining information required by Item 1(b)(4) of Form N-14 is either already included on the cover page of the Prospectus, or is inapplicable to the Company’s exchange offer.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

2.    Comment: On page 7 of the Prospectus, please disclose (1) whether or not the Mergers are a “Change of Control Repurchase Event” as defined in the Indenture, and (2) whether or not the Mergers are a “Change of Control” as defined in the Indenture and if so, the consequences of that for noteholders.
Response: The Company will include the additional language underlined below in the Prospectus:
If a Change of Control Repurchase Event described under “Description of the Exchange Notes—Offer to Repurchase Upon a Change of Control Repurchase Event” occurs, holders of the Exchange Notes will have the right, at their option, to require us to repurchase for cash some or all of the Exchange Notes at a repurchase price equal to 100% of the principal amount of the Exchange Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of the Exchange Notes—Offer to Repurchase Upon a Change of Control Repurchase Event.”
As a condition to the closing of the Mergers, the Company expects that OTF will expressly assume, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by OTF, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes outstanding, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company. In addition, pursuant to the terms of the Indenture, following the Mergers, OTF shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if OTF had been named as the Company therein. As a result, the Mergers, if consummated, will not result in a Change of Control of the Company pursuant to the terms of the Indenture.
3.    Comment: On a supplemental basis, please explain to the Staff how the Mergers are permitted based on the provisions of the Indenture set forth on pages 29-30 of the prospectus.
Response: The Company respectfully notes to the Staff that as a condition to the Mergers, the Company expects that OTF will expressly assume, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by OTF, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes outstanding, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company and that any other requirements to the Mergers set forth in the Indenture will be satisfied.
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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus